UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

(Amendment No. 1)

NutriSystem, Inc.

(Name of Subject Company (Issuer))

COMMON STOCK

(Title of Class of Securities)

67069D 10 8

(CUSIP Number of Class of Securities)

NewSpring Ventures, L.P.

500 North Gulph Road, Suite 500

King of Prussia, PA 19406

Attn: Michael A. DiPiano

Managing Partner

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

A. John May III, Esquire

Pepper Hamilton LLP

400 Berwyn Park

899 Cassatt Road

Berwyn, Pennsylvania 19312-1183

Telephone: (610) 640-7800

April 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67069D 10 8	13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NewSpring Ventures, L.P. (23-3014041)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 15,313,500 9. Sole Dispositive Power 4,791,408 10. Shared Dispositive Power 0

CUSIP NO. 67069D 10 8	13D	Page 3 of 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,313,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 53%

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 67069D 10 8	13D	Page 4 of 5

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed on December 20, 2002. The Schedule 13D is hereby amended and supplemented as follows:

Item 4. Purposes of the Transaction.

Item 4 of the Statement is hereby amended and supplemented to include the following:

In order to release HJM Holdings, LLC and NewSpring Ventures, L.P. from the terms and provisions of the Stockholders’ Agreement, including the contractual prohibitions on the sale and transfer of the Common Stock and any voting agreements, HJM Holdings, LLC and NewSpring Ventures, L.P. entered into the Termination of Stockholders’ Agreement, dated and effective as of April 28, 2004 (the “Termination”). A copy of the Termination is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 12. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated December 30, 2002.*

Exhibit 2	Stockholders’ Agreement dated December 20, 2002 between HJM Holdings, LLC and NewSpring Ventures, L.P. *

Exhibit 3	Termination of Stockholders’ Agreement dated April 28, 2004 between HJM Holdings, LLC and NewSpring Ventures, L.P.

*	Denotes Exhibit has been previously filed with the Securities and Exchange Commission.

CUSIP NO. 67069D 10 8	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

NEWSPRING VENTURES, L.P.
By:	Progress Capital II, L.P., its General Partner

	By:	Progress Capital II, Inc., its General Partner

/s/ Marc R. Lederman

		Name:	Marc R. Lederman
Vice President and Secretary

Dated: May 3, 2004